UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                             Atria Communities, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                    049905102
                                 (CUSIP Number)

                                   Jill Force,
   Senior Vice President and General Counsel, Vencor, Inc., 3300 Aegon Center, 400 West Market Street, Louisville, Kentucky 40202, Telephone: (502)596-7300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 30, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049905012              SCHEDULE 13D                Page 2 of 11 Pages

-------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON   Vencor, Inc. (formerly known as Vencor
                                 Healthcare, Inc.)
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      61-1323993
-------------------------------------------------------------------------------

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (A)  [   ]
           (B)  [X]
-------------------------------------------------------------------------------

 3.   SEC USE ONLY

-------------------------------------------------------------------------------

 4.   SOURCE OF FUNDS*

      N/A (see Item 3)
-------------------------------------------------------------------------------

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                               [  ]
-------------------------------------------------------------------------------

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY        7.    SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                  -0-
WITH
                                     8.    SHARED VOTING POWER
                                                10,000,000

                                     9.    SOLE DISPOSITIVE POWER
                                                -0-

                                     10.   SHARED DISPOSITIVE POWER
                                                10,000,000
-------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,000,000 shares of Common Stock, par value $.10 per share
-------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      43%
-------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
            EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 049905012              SCHEDULE 13D                Page 3 of 11 Pages

-------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON   Vencor Holdings, L.L.C.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      52-2097879
-------------------------------------------------------------------------------

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (A)  [   ]
           (B)  [X]
-------------------------------------------------------------------------------

 3.   SEC USE ONLY
-------------------------------------------------------------------------------

 4.   SOURCE OF FUNDS*

      N/A (see Item 3)
-------------------------------------------------------------------------------

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                                [ ]
-------------------------------------------------------------------------------

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY      7.    SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                -0-
WITH
                                   8.    SHARED VOTING POWER
                                              10,000,000

                                   9.    SOLE DISPOSITIVE POWER
                                              -0-

                                   10.   SHARED DISPOSITIVE POWER
                                              10,000,000
-------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      10,000,000 shares of Common Stock, par value $.10 per share
-------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      43%
-------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      OO (limited liability company)
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7(INCLUDING
            EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 049905012              SCHEDULE 13D                Page 4 of 11 Pages

ITEM 1.  SECURITY OF ISSUER

         The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, par value $.10 per share (the "Atria Common Stock"), of Atria Communities, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 501 South Fourth Avenue, Suite 140, Louisville, Kentucky, 40202.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The reporting entities under this Form 13D are Vencor, Inc. (formerly known as Vencor Healthcare, Inc.), a Delaware corporation (the "Company"), and Vencor Holdings, L.L.C., a wholly-owned subsidiary of the Company and a Delaware limited liability company ("Vencor Holdings"). The Company is one of the largest providers of long-term healthcare services in the United States. The Company provides healthcare services throughout a network of facilities across the United States including long-term hospital care, nursing care, acute cardiopulmonary care, sub-acute and post-operative care, inpatient and outpatient rehabilitation therapy, specialized care of Alzheimer's disease, hospice care, home healthcare, and pharmacy services. The Company also continues to develop VenTouchTM, a comprehensive paperless clinical information system designed to increase the operating efficiencies of the Company's facilities. Vencor Holdings was formed by the Company for the sole purpose of holding the Atria Common Stock.

         (b) The address of the Company's and Vencor Holdings' principal office is 3300 Aegon Center, 400 West Market Street, Louisville, Kentucky 40202.

         (c) The name, business address, principal occupation or employment of each director and executive officer of Vencor is set forth in the table below.


                                      Office and
       Name                      Principal Occupation                  Business Address
       ----                      --------------------                  ----------------

W. Bruce Lunsford               Chairman of the Board,               3300 Aegon Center
                                President and Chief                  400 West Market Street
                                Executive Officer of Vencor          Louisville, KY  40202

W. Earl Reed, III               Director, Chief Financial            3300 Aegon Center
                                Officer, and Executive Vice          400 West Market Street
                                President of Vencor                  Louisville, KY  40202

Michael R. Barr                 Director, Chief Operating            3300 Aegon Center
                                Officer, and Executive Vice          400 West Market Street
                                President of Vencor                  Louisville, KY  40202




CUSIP No. 049905012              SCHEDULE 13D                Page 5 of 11 Pages


                                      Office and
       Name                      Principal Occupation                  Business Address
       ----                      --------------------                  ----------------

Jill L. Force                   Senior Vice President and            3300 Aegon Center
                                General Counsel of Vencor            400 West Market Street
                                                                     Louisville, KY  40202

James H. Gillenwater, Jr.       Senior Vice President,               3300 Aegon Center
                                Planning and Development             400 West Market Street
                                of Vencor                            Louisville, KY  40202

Richard A. Lechleiter           Vice President of Finance            3300 Aegon Center
                                and Corporate Controller of          400 West Market Street
                                Vencor                               Louisville, KY  40202

Ulysses L. Bridgeman, Jr.       President of Bridgeman               12910 Shelbyville Road
                                Foods, Inc., a franchisee of         Suite 104
                                Wendy's Old Fashioned                Louisville, KY  40243
                                Hamburger Restaurants;
                                Director of Vencor

Elaine L. Chao                  Distinguished Fellow of The          214 Massachusetts Ave., NE
                                Heritage Foundation;                 Washington, DC 20002-4999
                                Director of Vencor

Donna R. Ecton                  Chief Operating Officer of           10000 North 31st Avenue
                                PETsMART, Inc., a pet                Suite C100
                                supplies retailer; Director          Phoenix, AZ  85051
                                of Vencor

William H. Lomicka              President of Mayfair Capital,        2510 Aegon Center
                                Inc., a private investment           400 West Market Street
                                firm; Director of Vencor             Louisville, KY  40202

R. Gene Smith                   Chairman of the Board of             3600 National City Tower
                                Taco Tico, Inc., an operator         101 South Fifth Street
                                of Mexican fast-food                 Louisville, KY  40202
                                restaurants; Managing
                                General Partner of Direct
                                Programming Services, a
                                marketer of direct broadcast
                                satellite television services
                                since 1993; Director and
                                Vice Chairman of Vencor




CUSIP No. 049905012              SCHEDULE 13D                Page 6 of 11 Pages

         The name, business, address, principal occupation or employment of each director and executive officer of Vencor Operating is set forth in the table below.


                                      Office and
       Name                      Principal Occupation                  Business Address
       ----                      --------------------                  ----------------

Michael R. Barr                  Director, Chief Operating           3300 Aegon Center
                                 Officer, and Executive Vice         400 West Market Street
                                 President of Vencor                 Louisville, KY  40202
                                 Operating.  Mr. Barr's
                                 principal occupation is Chief
                                 Operating Officer and
                                 Executive Vice President of
                                 Vencor

Jill L. Force                    Senior Vice President and           3300 Aegon Center
                                 General Counsel of Vencor           400 West Market Street
                                 Operating.  Ms. Force's             Louisville, KY  40202
                                 principal occupation is
                                 Senior Vice President and
                                 General Counsel of Vencor

James H. Gillenwater, Jr.        Senior Vice President of            3300 Aegon Center
                                 Planning and Development            400 West Market Street
                                 of Vencor Operating.  Mr.           Louisville, KY  40202
                                 Gillenwater's principal
                                 occupation is Senior Vice
                                 President, Planning and
                                 Development of Vencor

Richard A. Lechleiter            Vice President of Finance           3300 Aegon Center
                                 and Corporate Controller of         400 West Market Street
                                 Vencor Operating.  Mr.              Louisville, KY  40202
                                 Lechleiter's principal
                                 occupation is Vice President
                                 of Finance and Corporate
                                 Controller of Vencor




CUSIP No. 049905012              SCHEDULE 13D                Page 7 of 11 Pages


                                      Office and
       Name                      Principal Occupation                  Business Address
       ----                      --------------------                  ----------------

Michael R. Barr                  Director, Chief Operating           3300 Aegon Center
                                 Officer, and Executive Vice         400 West Market Street
                                 President of Vencor                 Louisville, KY  40202
                                 Operating.  Mr. Barr's
                                 principal occupation is Chief
                                 Operating Officer and
                                 Executive Vice President of
                                 Vencor

Jill L. Force                    Senior Vice President and           3300 Aegon Center
                                 General Counsel of Vencor           400 West Market Street
                                 Operating.  Ms. Force's             Louisville, KY  40202
                                 principal occupation is
                                 Senior Vice President and
                                 General Counsel of Vencor

W. Bruce Lunsford                Chairman of the Board,              3300 Aegon Center
                                 President and Chief                 400 West Market Street
                                 Executive Officer of Vencor         Louisville, KY  40202
                                 Operating. Mr. Lunsford's
                                 principal occupation is
                                 Chairman of the Board,
                                 President and Chief
                                 Executive Officer of Vencor

W. Earl Reed, III                Director, Chief Financial           3300 Aegon Center
                                 Officer and Executive Vice          400 West Market Street
                                 President of Vencor                 Louisville, KY  40202
                                 Operating.  Mr. Reed's
                                 principal occupation is
                                 Director, Chief Financial
                                 Officer and Executive Vice
                                 President of Vencor


         (d) Each of the above listed directors and executive officers of Vencor is a United States citizen.

         (e) Neither the Company nor Vencor Holdings has been convicted in a criminal proceeding during the past five years. Neither the Company nor Vencor Holdings has ever been party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which

CUSIP No. 049905012              SCHEDULE 13D                Page 8 of 11 Pages


it has been subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, Federal or State securities laws or finding a violation with respect to such laws during the past five years.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Company received the Atria Common Stock in connection with an Agreement and Plan of Reorganization, dated as of April 30, 1998 (the "Reorganization Agreement"), between the Company and Ventas, Inc. (formerly known as Vencor, Inc.), a Delaware corporation and former parent of the Company ("Ventas"), and a Distribution Agreement, dated as of April 30, 1998, between the Company and Ventas, pursuant to which Ventas effected a corporate restructuring and distributed the common stock of the Company to the stockholders of Ventas on a pro-rata basis. The Company transferred the Atria Common Stock to Vencor Holdings in connection with the Reorganization Agreement.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The Company and Vencor Holdings acquired the Atria Common Stock for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

         On April 19, 1998, the Issuer, Kapson Senior Quarters Corp. ("Kapson"), an affiliate of Lazard Freres Real Estate Investors L.L.C., and KA Acquisition Corp., a wholly owned subsidiary of Kapson, signed an Agreement and Plan of Merger (the "Merger Agreement") under which Kapson will acquire the Issuer in a transaction valued at $750 million. The Company will receive $20.25 per share in cash for approximately 88% of its Atria Common Stock (approximately $177.5 million) and will retain the remaining shares of Atria Common Stock after the merger. The Merger Agreement was filed as Exhibit 99.1 to the Form 8-K filed by Atria Communities, Inc. April 24, 1998 and is incorporated herein by reference

         Regarding the Atria Common Stock that will not be sold to Kapson pursuant to the Merger Agreement, the Company and Vencor Holdings intend to continue to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Company will take such actions in the future as the Company may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Company may determine to dispose of some or all of the Atria Common Stock currently owned or otherwise acquired by the Company either in the open market or in privately negotiated transactions.

CUSIP No. 049905012              SCHEDULE 13D                Page 9 of 11 Pages


         As of the date of this statement, neither the Company nor Vencor Holdings has plans or proposals with respect to the Issuer that could relate to or could result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         On April 30, 1998, the Company acquired 10,000,000 shares of Atria Common Stock, representing approximately 43% of the total number of shares outstanding. On April 30, 1998, the Company transferred its shares of Atria Common Stock to Vencor Holdings. The Company and Vencor Holdings share the power to vote or to direct the vote and share the power to dispose or direct the disposition of all 10,000,000 shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in Exhibit (b), neither the Company nor Vencor Holdings is party to any contract, arrangement, understanding or relationship with respect to the Atria Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (a) Agreement and Plan of Merger, dated April 19, 1998, among the Issuer, Kapson Senior Quarters Corp., an affiliate of Lazard Freres Real Estate Investors L.L.C., and KA Acquisition Corp., a wholly owned subsidiary of Kapson (filed as Exhibit 99.1 to the Issuer's Form 8-K, filed April 24, 1998 and incorporated herein by reference).

         (b) Agreement and Plan of Reorganization, dated April 30, 1998, among the Company and Ventas, Inc. (filed as Exhibit 10.1 to the Company's Registration Statement on Form 10 dated April 28, 1998 and incorporated herein by reference).

CUSIP No. 049905012              SCHEDULE 13D               Page 10 of 11 Pages


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 8, 1998                      VENCOR, INC.



                                        By: /s/ Jill L. Force
                                            -----------------------------------
                                            Jill Force, Senior Vice President
                                            and General Counsel


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        VENCOR HOLDINGS, L.L.C.



                                        By: /s/ Jill L. Force
                                            -----------------------------------
                                            Jill Force, Senior Vice President
                                            and General Counsel

CUSIP No. 049905012              SCHEDULE 13D               Page 11 of 11 Pages


                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f), under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including the amendments thereto) with respect to the common stock, no par value per share of Atria Communities, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto execute this Joint Filing Agreement as of the 7th day of May, 1998.


                                        VENCOR, INC.



                                        By: /s/ Jill L. Force
                                            -----------------------------------
                                            Jill Force, Senior Vice President
                                            and General Counsel


                                        VENCOR HOLDINGS, L.L.C.



                                        By: /s/ Jill L. Force
                                            -----------------------------------
                                            Jill Force, Senior Vice President
                                            and General Counsel